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                                                                     EXHIBIT 5.1


Contact:
Steve Kauzlaric
Vice President, Treasurer
Silver Cinemas International, Inc.
(972) 503-9851

For Immediate Release

SILVER CINEMAS INTERNATIONAL, INC. ANNOUNCES ADDITIONAL ACQUISITIONS AND CONSTRUCTED THEATERS

Dallas, Texas, November 3, 1998 - Silver Cinemas International, Inc. Monday announced the pending acquisition of a four-screen theater in Texas. In addition, the Company announced the signing of two leases for new theaters to be constructed in Chicago and Washington, DC. The acquisition is expected to close prior to year end, and the new theaters are expected to finish construction in 1999. The three theaters will be operated as art theaters, and the 19 screens added will increase the Company's market leading position in that segment.

Silver Cinemas also reported that financial sponsor Brentwood Associates and certain members of Silver Cinemas management team invested an additional approximately $7.5 million in equity in the Company. The equity investment was made in order to capitalize on the increasing demand for independent and specialty films through the construction of art theaters in prime locations throughout the United States. The Company has already opened two new art theaters this year in St. Louis, Missouri and Waltham, Massachusetts and expects to complete the construction of several additional theaters by the end of 1999.

Silver Cinemas, through its Landmark Theatre Division, is the largest exhibitor of specialty motion pictures and one of the largest operators of second run theaters in the United States. The Company currently operates 105 theaters with 534 screens located in 18 states.

* * * * *

This press release includes forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those reflected in the forward looking statements include, but are not limited to, adverse developments in economic factors influencing the exhibition industry, inability to complete the construction of new theaters, or lack of demand for art films by the general public.